FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ X ___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___ X ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                  Chief Financial Officer
                  Teva Pharmaceutical Industries Ltd
                  (011) 972-2-589-2840

                Bill Fletcher
                  President and CEO
                  Teva North America.
                  (215) 591-8800

FOR IMMEDIATE RELEASE

                Dorit Meltzer
                  Director, Investor Relations
                  Teva Pharmaceutical Industries Ltd.
                  (011) 972-3-926-7554

TEVA CLARIFIES MEDIA REPORTS REGARDING RASAGILINE STATUS

Jerusalem, Israel, January 14, 2003 - Teva Pharmaceutical Industries Limited (NASDAQ: TEVA) confirms that, as previously announced, the results of the two phase III clinical trials with rasagiline in advanced Parkinson's Disease (PD) patients, which Teva is currently conducting together with H. Lundbeck A/S, are expected in the next few months. Upon successful completion of these trials, Teva intends to submit a New Drug Application for the product to the U.S. Food and Drug Administration.

Teva clarifies that media reports from yesterday and today regarding rasagiline were related to the article published in the Archives of Neurology (December 2002), about the successful completion of the first phase III study with rasagiline in early PD patients, which was announced in April 2000.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies in the world. More than 80 percent of Teva's sales are in North America and Europe. The company develops, manufacturers and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: January 14, 2003